UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                              FORM 12B-25


(Check One):  (  ) Form 10K    (  ) Form 20F    (X) Form 11K
(  ) Form 10Q    (  ) Form N-SAR


For Period Ended: Fiscal year ended March 31, 1998
( )  Transition Report on Form 10K
( )  Transition Report on Form 20F
(x)  Transition Report on Form 11K
( )  Transition Report on Form 10Q
( )  Transition Report on Form N-SAR

For the Transition Period Ended: September 30, 1998

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART 1 - REGISTRANT INFORMATION

MacDermid, Incorporated
(Full Name of Registrant)

None
(Former Name if Applicable)

245 Freight Street
(Address of Principal Executive Office (Street and Number))

Waterbury, CT 06702
(City, State and Zip Code)

PART II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(x) (b) The subject annual report, semi-annual report, transition report on Form 10K, Form 20F, 11K, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report of transition report on Form 10Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

MacDermid Incorporated Employee Profit Sharing and Stock Ownership Plan MacDermid Imaging Technology, Inc. 401(K) and Profit Sharing Plan

The filing of our Form 11K for the referenced Plans will not be made by September 30, 1998 due to a delay in receiving reconciled reports from the Trustee, Fleet Bank. Consequently, the preparation of the financial statements and the audit thereon has been delayed. It is our intention to have the reports filed within 15 days.

PART IV - OTHER INFORMATION

(1) Name and telephone numbers of person to contact in regard to this notification

Marion Hubbard                        (203)          575-5907
(Name)                               (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
     If answer is no, identify report(s).        ( x )  Yes      (   )  No


(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject's report or
     portion thereof?                     (   )  Yes              ( x )  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               /s/ John L. Cordani
                (Officer of Registrant as Specified on Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized


Date  September 30, 1998

By    /s/ John L. Cordani